Mini City, LLC
Statements of Changes in Members' Equity
For the period from January 1st, 2018 until December 31, 2019
(Unaudited)

	Members' Capital	Accumulated Deficit	Total Members' Equity
Balance, January 1st, 2018	$ 89	$ -	$ 89
Members' capital contribution	-	-	-
Net income	$ -	$ -	$ -
Balance, December 31, 2018	89	-	89
Members' capital contribution	13,632	-	13,632
Net loss	-	(9,548)	(9,548)
Balance, December 31, 2019	$ 13,721	$ (9,548)	$ 4,173